UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.3 )*

                         Global Power Equipment Group Inc.
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                                (Name of Issuer)


                                  Common Stock
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                           (Title of Class Securities)

                                    37941p108
                      ------------------------------------
                                 (CUSIP Number)


                                  J. Carlo Cannell
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 835-8300
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                March 31, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No. 37941p108

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ].................................................................
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      (b)  .................................................................
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   3. SEC Use Only..........................................................
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
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   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
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Number of   7.    Sole Voting Power    1,377,200 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power         0.............................
                                       --------------------------------------
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            9.    Sole Dispositive Power       1,377,200.....................
                                          -----------------------------------
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            10.  Shared Dispositive Power      0..........................
                                           ----------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    1,377,200
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    3.0%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IN....................................................................
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Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by Global Power Equipment Group Inc. The address of the principal executive offices of Global Power Equipment Group Inc. 6120 South Yale, Suite 1480, Tulsa, Oklahoma.

Item 2  Identity and Background

        The person filing this report is J. Carlo Cannell ("Cannell") who is the controlling member of Cannell Capital LLC ("Adviser"). The Adviser acts as the investment adviser to The Cuttyhunk Fund Limited ("Cuttyhunk"), The Anegada Master Fund Limited ("Anegada"), and TE Cannell Portfolio, Ltd. ("TEC") and is the general partner of and investment adviser to Tonga Partners, L.P. ("Tonga" and, collectively, with Cuttyhunk, Anegada and TEC, the "Funds").

        The principal office and business address of Mr. Cannell is 150 California Street, 5th Floor, San Francisco, CA 94111.

        The principal business of each Fund is to invest in securities.

        Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Cannell been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.

        Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person hereby undertakes any responsibility for the accuracy or completeness or such information concerning any other Reporting Person.


Item 3  Source and amount of Funds or other Consideration

        Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4  Purpose of Transaction

        The Common Stock was bought in the ordinary course of the Adviser's management of the accounts of its investment advisory clients. As of March 31, 2006 the Reporting Persons have sold the Common Stock in the ordinary course of business.

        Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of
        Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) Based on 47,131,000 shares of Common Stock outstanding as of November 3, 2005, Cuttyhunk owns 0 shares of Common Stock, or
        0% of the shares outstanding, Anegada owns 402,472 shares of Common Stock, or 0.9% of the shares outstanding, TEC owns 362,697 shares of Common Stock, or 0.8% of the shares outstanding, and Tonga owns
        612,031 shares of Common Stock, or 1.3% of the shares outstanding.
        Mr. Cannell has the sole power to vote and to direct the disposition of all shares of Common Stock owned by each of the Funds. Accordingly, Mr. Cannell is deemed to beneficially own a total of 1,377,200 shares of Common Stock, or 3.0% of the outstanding shares.

       (c) A list of transactions by each Fund.

--------------------------------------------------------------------------------
Party             Date             Amount      Price per  Where & How
                                   Bought       Share      Effected
                                   (Sold)
--------------------------------------------------------------------------------

ANEGADA             3/14/2006        (14,385)       3.47    Open Market
ANEGADA             3/14/2006         (7,200)       3.47    Open Market
ANEGADA             3/14/2006         (6,700)       3.47    Open Market
ANEGADA             3/14/2006        (20,099)       3.47    Open Market
ANEGADA             3/14/2006        (14,500)       3.47    Open Market
ANEGADA             3/14/2006         (1,600)       3.47    Open Market
ANEGADA             3/14/2006         (6,100)       3.47    Open Market
ANEGADA             3/14/2006           (100)       3.47    Open Market
ANEGADA             3/14/2006         (4,916)       3.47    Open Market
ANEGADA             3/14/2006        (23,984)       3.49    Open Market
ANEGADA             3/14/2006         (1,709)       3.49    Open Market
ANEGADA             3/14/2006         (3,907)       3.49    Open Market
ANEGADA             3/15/2006         (7,600)       3.48    Open Market
ANEGADA             3/22/2006        191,777        3.89    Open Market
ANEGADA             3/30/2006        (13,100)       4.34    Open Market
ANEGADA             3/31/2006        (22,393)       3.84    Open Market
ANEGADA             3/31/2006           (670)       3.84    Open Market
ANEGADA             3/31/2006         (4,805)       3.84    Open Market
ANEGADA             3/31/2006           (872)       3.84    Open Market
ANEGADA             3/31/2006         (1,476)       3.84    Open Market
ANEGADA             3/31/2006        (16,800)       3.84    Open Market
ANEGADA             3/31/2006         (5,168)       3.84    Open Market
ANEGADA             3/31/2006        (40,300)       3.84    Open Market
ANEGADA             3/31/2006        (12,200)       3.84    Open Market
ANEGADA             3/31/2006         (4,700)       3.84    Open Market
ANEGADA             3/31/2006        (14,900)       3.84    Open Market
ANEGADA             3/31/2006        (17,900)       3.84    Open Market
ANEGADA             3/31/2006        (28,000)       3.84    Open Market
ANEGADA             3/31/2006        (11,200)       3.84    Open Market
ANEGADA             3/31/2006         (9,000)       3.84    Open Market
ANEGADA             3/31/2006         (1,500)       3.84    Open Market
ANEGADA             3/31/2006         (3,800)       3.84    Open Market
ANEGADA             3/31/2006         (5,100)       3.84    Open Market
ANEGADA             3/31/2006         (3,700)       3.84    Open Market
ANEGADA             3/31/2006         (1,300)       3.84    Open Market
ANEGADA             3/31/2006           (500)       3.84    Open Market
ANEGADA             3/31/2006         (1,300)       3.84    Open Market
ANEGADA             3/31/2006        (16,500)       3.84    Open Market
ANEGADA             3/31/2006         (1,200)       3.84    Open Market
ANEGADA             3/31/2006           (600)       3.84    Open Market
ANEGADA             3/31/2006         (5,305)       3.84    Open Market
ANEGADA             3/31/2006        (54,511)       3.84    Open Market
ANEGADA             3/31/2006        (29,200)       3.91    Open Market
ANEGADA             3/31/2006         (1,589)       3.90    Open Market
ANEGADA             3/31/2006         (3,300)       3.90    Open Market
ANEGADA             3/31/2006         (1,934)       3.90    Open Market
ANEGADA             3/31/2006        (11,100)       3.90    Open Market
ANEGADA             3/31/2006         (2,300)       3.90    Open Market
ANEGADA             3/31/2006         (4,100)       3.90    Open Market
ANEGADA             3/31/2006         (5,000)       3.90    Open Market
ANEGADA             3/31/2006         (7,400)       3.90    Open Market
ANEGADA             3/31/2006         (3,000)       3.90    Open Market
ANEGADA             3/31/2006         (1,100)       3.90    Open Market
ANEGADA             3/31/2006        (21,500)       3.90    Open Market
ANEGADA             3/31/2006        (15,372)       3.90    Open Market
ANEGADA             3/31/2006         (3,200)       3.90    Open Market
ANEGADA             3/31/2006         (1,800)       3.90    Open Market
ANEGADA             3/31/2006         (1,300)       3.90    Open Market
ANEGADA             3/31/2006         (2,000)       3.90    Open Market
ANEGADA             3/31/2006         (2,000)       3.90    Open Market
ANEGADA             3/31/2006           (700)       3.90    Open Market
ANEGADA             3/31/2006         (2,200)       3.90    Open Market
ANEGADA             3/31/2006           (700)       3.90    Open Market
ANEGADA             3/31/2006           (400)       3.90    Open Market
ANEGADA             3/31/2006         (3,500)       3.90    Open Market
ANEGADA             3/31/2006           (500)       3.90    Open Market
ANEGADA             3/31/2006         (3,700)       3.90    Open Market
ANEGADA             3/31/2006         (1,105)       3.90    Open Market
CUTTYHUNK           3/14/2006        (14,188)       3.47    Open Market
CUTTYHUNK           3/14/2006         (3,600)       3.47    Open Market
CUTTYHUNK           3/14/2006         (5,600)       3.47    Open Market
CUTTYHUNK           3/14/2006        (10,600)       3.47    Open Market
CUTTYHUNK           3/14/2006           (800)       3.47    Open Market
CUTTYHUNK           3/14/2006        (11,500)       3.47    Open Market
CUTTYHUNK           3/14/2006        (13,012)       3.47    Open Market
CUTTYHUNK           3/14/2006        (23,300)       3.49    Open Market
CUTTYHUNK           3/15/2006         (1,988)       3.48    Open Market
CUTTYHUNK           3/15/2006         (4,012)       3.48    Open Market
CUTTYHUNK           3/22/2006         (4,588)       3.89    Open Market
CUTTYHUNK           3/22/2006        (37,500)       3.89    Open Market
CUTTYHUNK           3/22/2006        (69,100)       3.89    Open Market
CUTTYHUNK           3/22/2006         (7,900)       3.89    Open Market
CUTTYHUNK           3/22/2006        (19,000)       3.89    Open Market
CUTTYHUNK           3/22/2006        (15,000)       3.89    Open Market
CUTTYHUNK           3/22/2006        (30,500)       3.89    Open Market
CUTTYHUNK           3/22/2006        (20,000)       3.89    Open Market
CUTTYHUNK           3/22/2006           (194)       3.89    Open Market
CUTTYHUNK           3/22/2006         (5,200)       3.89    Open Market
CUTTYHUNK           3/22/2006         (3,600)       3.89    Open Market
CUTTYHUNK           3/22/2006         (1,800)       3.89    Open Market
CUTTYHUNK           3/22/2006        (15,200)       3.89    Open Market
CUTTYHUNK           3/22/2006         (3,022)       3.89    Open Market
CUTTYHUNK           3/22/2006        (18,700)       3.89    Open Market
CUTTYHUNK           3/22/2006         (3,010)       3.89    Open Market
CUTTYHUNK           3/22/2006        (22,963)       3.89    Open Market
CUTTYHUNK           3/22/2006        (61,700)       3.89    Open Market
CUTTYHUNK           3/22/2006        (27,500)       3.89    Open Market
CUTTYHUNK           3/22/2006         (5,900)       3.89    Open Market
CUTTYHUNK           3/22/2006         (1,200)       3.89    Open Market
CUTTYHUNK           3/22/2006           (500)       3.89    Open Market
CUTTYHUNK           3/22/2006         (5,300)       3.89    Open Market
CUTTYHUNK           3/22/2006           (800)       3.89    Open Market
CUTTYHUNK           3/22/2006         (4,600)       3.89    Open Market
CUTTYHUNK           3/22/2006         (2,500)       3.89    Open Market
CUTTYHUNK           3/22/2006        (94,600)       3.89    Open Market
CUTTYHUNK           3/22/2006         (5,600)       3.89    Open Market
CUTTYHUNK           3/22/2006         (1,500)       3.89    Open Market
CUTTYHUNK           3/22/2006           (500)       3.89    Open Market
CUTTYHUNK           3/22/2006         (1,600)       3.89    Open Market
CUTTYHUNK           3/22/2006         (3,600)       3.89    Open Market
CUTTYHUNK           3/22/2006         (8,200)       3.89    Open Market
CUTTYHUNK           3/22/2006           (700)       3.89    Open Market
CUTTYHUNK           3/22/2006         (2,200)       3.89    Open Market
CUTTYHUNK           3/22/2006         (1,500)       3.89    Open Market
CUTTYHUNK           3/22/2006         (3,500)       3.89    Open Market
CUTTYHUNK           3/22/2006        (33,200)       3.89    Open Market
CUTTYHUNK           3/22/2006        (13,300)       3.89    Open Market
CUTTYHUNK           3/22/2006        (19,900)       3.89    Open Market
CUTTYHUNK           3/22/2006        (28,800)       3.89    Open Market
CUTTYHUNK           3/22/2006        (19,300)       3.89    Open Market
CUTTYHUNK           3/22/2006         (3,800)       3.89    Open Market
CUTTYHUNK           3/22/2006         (7,200)       3.89    Open Market
CUTTYHUNK           3/22/2006         (4,900)       3.89    Open Market
CUTTYHUNK           3/22/2006         (1,300)       3.89    Open Market
CUTTYHUNK           3/22/2006         (6,500)       3.89    Open Market
CUTTYHUNK           3/22/2006           (100)       3.89    Open Market
CUTTYHUNK           3/22/2006           (300)       3.89    Open Market
CUTTYHUNK           3/22/2006           (100)       3.89    Open Market
CUTTYHUNK           3/22/2006         (5,100)       3.89    Open Market
CUTTYHUNK           3/22/2006         (1,400)       3.89    Open Market
TE CANNELL          3/14/2006        (10,000)       3.47    Open Market
TE CANNELL          3/14/2006         (8,400)       3.47    Open Market
TE CANNELL          3/14/2006           (300)       3.47    Open Market
TE CANNELL          3/14/2006        (22,400)       3.47    Open Market
TE CANNELL          3/14/2006         (2,900)       3.47    Open Market
TE CANNELL          3/14/2006        (11,400)       3.47    Open Market
TE CANNELL          3/14/2006         (8,200)       3.49    Open Market
TE CANNELL          3/14/2006         (7,500)       3.49    Open Market
TE CANNELL          3/14/2006         (6,100)       3.49    Open Market
TE CANNELL          3/15/2006           (400)       3.48    Open Market
TE CANNELL          3/15/2006         (5,100)       3.48    Open Market
TE CANNELL          3/22/2006        172,700        3.89    Open Market
TE CANNELL          3/30/2006         (2,600)       4.34    Open Market
TE CANNELL          3/30/2006         (3,800)       4.34    Open Market
TE CANNELL          3/30/2006         (5,500)       4.34    Open Market
TE CANNELL          3/31/2006         (3,500)       3.84    Open Market
TE CANNELL          3/31/2006         (8,700)       3.84    Open Market
TE CANNELL          3/31/2006         (2,900)       3.84    Open Market
TE CANNELL          3/31/2006         (8,100)       3.84    Open Market
TE CANNELL          3/31/2006         (2,700)       3.84    Open Market
TE CANNELL          3/31/2006         (5,700)       3.84    Open Market
TE CANNELL          3/31/2006         (2,500)       3.84    Open Market
TE CANNELL          3/31/2006           (100)       3.84    Open Market
TE CANNELL          3/31/2006        (23,300)       3.84    Open Market
TE CANNELL          3/31/2006         (5,700)       3.84    Open Market
TE CANNELL          3/31/2006         (8,600)       3.84    Open Market
TE CANNELL          3/31/2006           (300)       3.84    Open Market
TE CANNELL          3/31/2006         (1,600)       3.84    Open Market
TE CANNELL          3/31/2006           (900)       3.84    Open Market
TE CANNELL          3/31/2006         (1,000)       3.84    Open Market
TE CANNELL          3/31/2006         (1,100)       3.84    Open Market
TE CANNELL          3/31/2006         (1,900)       3.84    Open Market
TE CANNELL          3/31/2006         (1,400)       3.84    Open Market
TE CANNELL          3/31/2006           (700)       3.84    Open Market
TE CANNELL          3/31/2006         (5,600)       3.84    Open Market
TE CANNELL          3/31/2006           (900)       3.84    Open Market
TE CANNELL          3/31/2006           (500)       3.84    Open Market
TE CANNELL          3/31/2006        (19,500)       3.84    Open Market
TE CANNELL          3/31/2006         (1,200)       3.84    Open Market
TE CANNELL          3/31/2006           (300)       3.84    Open Market
TE CANNELL          3/31/2006           (100)       3.84    Open Market
TE CANNELL          3/31/2006           (300)       3.84    Open Market
TE CANNELL          3/31/2006           (800)       3.84    Open Market
TE CANNELL          3/31/2006         (1,700)       3.84    Open Market
TE CANNELL          3/31/2006           (100)       3.84    Open Market
TE CANNELL          3/31/2006           (400)       3.84    Open Market
TE CANNELL          3/31/2006           (300)       3.84    Open Market
TE CANNELL          3/31/2006           (700)       3.84    Open Market
TE CANNELL          3/31/2006         (5,400)       3.84    Open Market
TE CANNELL          3/31/2006         (2,200)       3.84    Open Market
TE CANNELL          3/31/2006         (3,200)       3.84    Open Market
TE CANNELL          3/31/2006        (10,600)       3.84    Open Market
TE CANNELL          3/31/2006         (1,000)       3.84    Open Market
TE CANNELL          3/31/2006         (2,200)       3.84    Open Market
TE CANNELL          3/31/2006         (4,200)       3.84    Open Market
TE CANNELL          3/31/2006         (2,800)       3.84    Open Market
TE CANNELL          3/31/2006           (700)       3.84    Open Market
TE CANNELL          3/31/2006         (2,400)       3.84    Open Market
TE CANNELL          3/31/2006         (2,335)       3.84    Open Market
TE CANNELL          3/31/2006        (20,000)       3.84    Open Market
TE CANNELL          3/31/2006        (87,465)       3.84    Open Market
TE CANNELL          3/31/2006        (26,300)       3.91    Open Market
TE CANNELL          3/31/2006        (26,235)       3.90    Open Market
TE CANNELL          3/31/2006        (64,665)       3.90    Open Market
TONGA               3/14/2006       (109,700)       3.47    Open Market
TONGA               3/14/2006        (43,100)       3.49    Open Market
TONGA               3/15/2006        (11,000)       3.48    Open Market
TONGA               3/22/2006        291,500        3.89    Open Market
TONGA               3/30/2006        (20,000)       4.34    Open Market
TONGA               3/31/2006       (434,500)       3.84    Open Market
TONGA               3/31/2006        (44,500)       3.91    Open Market
TONGA               3/31/2006       (153,300)       3.90    Open Market

        (d) Not Applicable

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Cannell and any other individual or entity.

Item 7  Material to Be Filed as Exhibits

        Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 10, 2006
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell